Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of the press release entitled “Statement re the DOLE Clarificatory Order”.

July 27, 2018

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “Statement re the DOLE Clarificatory Order”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

July 27, 2018

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “Statement re the DOLE Clarificatory Order”.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,679 As of June 30, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	July 27, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 9 (Other Events)

Attached hereto is a Press Release entitled “Statement re the DOLE Clarificatory Order”.

Pursuant to the requirements of the Securities Regulation Code, PLDT Inc. has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

By:

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

July 27, 2018

Statement re the DOLE Clarificatory Order

MANILA, Philippines, July 26, 2018 -- On 11 July 2018, Labor Secretary Silvestre Bello III issued a Clarificatory Order regarding his department’s previous orders directing PLDT to absorb and regularize over 7,300 employees of its service contractors. On 18 July 2018, PLDT, through its counsel, received a copy. On 24 July 2018, PLDT filed a Manifestation with the Office of the Labor Secretary questioning the legality and propriety of the Clarificatory Order. A summary of the key points of this Manifestation is shown below. A copy of the Manifestation is also attached to this statement.

In its manifestation, PLDT sought to impugn the Clarificatory Order of the Labor Secretary, saying that the said order was “irregularly issued, procedurally inappropriate, based on selective and/or biased information, and vague.”

It was irregularly issued because, among others, the Clarificatory Order was released even though the previous orders of the Labor Secretary (issued on 10 January and 24 April 2018) are “final, cannot be modified and subject to the proceedings before the Court of Appeals”.

“If the intent of the Clarificatory Order is to expand, modify or alter the regularization orders, then to that extent it contravenes jurisprudence and established procedure,” the PLDT Manifestation said.

Moreover, the Clarificatory Order was issued without giving PLDT a chance to be properly heard, as required by due process of law.  The Labor Secretary released the order immediately after he met with representatives of the PLDT labor union, the Manggagawa sa Komunikasyon sa Pilipinas (MKP) on 11 July 2018.  As it stated in an earlier Manifestation to the Office of the Labor Secretary on 16 July 2018, PLDT did not receive a notice calling it to such a meeting.

“Regretfully, because the Clarificatory Order was issued immediately after this meeting with the MKP, it cannot escape the impression that the Order is based entirely on a factual position advocated by the MKP which is … inaccurate and misleading.  In all candor, these circumstances also increase PLDT’s concern that it will not receive a fair hearing on this matter before this Honorable Office,” PLDT’s Manifestation said.

In its manifestation, PLDT added that Clarificatory Order was issued because the Labor Secretary appears to have concluded that PLDT is “defying or disobeying its regularization orders”.

“If this is the conclusion of the Clarificatory Order or this Honorable Office, then with due respect it is wrong.  PLDT has not taken any act to ‘frustrate or tend to frustrate’ this Honorable Office’s regularization orders,” PLDT said, adding that the PLDT’s Intake Process is “the logical, reasonable and necessary step in response to those regularization orders.”

This Process does not require workers in the DOLE list to “apply” for employment, contrary to the false and misleading claims by the MKP. Unfortunately, PLDT has not been even asked by the Labor Secretary to explain its Intake Process.

The Intake Process starts with the identification of the individual worker “to determine first and foremost that he is on the regularization list enumerated by this Honorable Office, and second, to ascertain that the person presenting himself or herself as such is indeed the same person on the regularization list,” explained the PLDT Manifestation.

The Process also asks the workers to provide information relevant to employment, such as his Social Security, Philhealth, PAG-IBIG and Tax Identification Number (TIN) details, in a manner compliant with the data privacy law.

PLDT’s Manifestation asked if these efforts to properly identify the individual worker and to comply with social insurance benefits, income tax regulations and data privacy rules constitute conditions that “frustrate or tend to frustrate” the regularization orders?

The Intake Process also requests the worker to take a medical exam. “Does the Clarificatory Order hold this against PLDT, given that the medical exam (a) is required of all PLDT employees in order to commence availment of PLDT’s extensive medical benefits; (b) establishes that the worker is physically fit to take on the job; and (c) is intended to protect the entire population of PLDT employees from communicable diseases?” the PLDT Manifestation said.

PLDT said that allegations against the Intake Process come from parties who have not participated in it or have a vested interest adverse to PLDT and therefore cannot serve as a reliable basis to conclude that the Intake Process should be stopped by DOLE. It pointed out MKP has encouraged workers not to participate in the Intake Process.

Any order finding PLDT liable for alleged ‘contumacious’ actions, if based on such defective evidence or factual bases, “is regretfully an unjust judgement”. PLDT reserves the right to take corresponding legal steps to assail such an order, the Manifestation said

Finally, to clarify various press reports quoting labor groups and the Labor Secretary, PLDT reiterates that it did not terminate the contracts with its service providers and thus cause the displacement of the workers assigned to PLDT.

What happened was the DOLE issued a Cease and Desist Order directing 38 service contractors to stop providing various services to PLDT. That same order also directed the start of proceedings to cancel their registration as service contractors, thus placing at risk the jobs not only of the workers assigned to PLDT but also of those workers posted with other customers of these service contract firms. [END]

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippinelisted companies.

Contact person:

Ramon R. Isberto

PLDT Spokesperson

Tel. No.: +63 2 5113101

Fax No.: +63 2 5113100

REPUBLIC OF THE PHILIPPINES

DEPARTMENT OF LABOR AND EMPLOYMENT

OFFICE OF THE SECRETARY

DOLE Building

Intramuros, Manila

IN RE: SPECIAL ASSESSMENT
OR VISIT OF THE	OS-LS-0120-0804-2017
ESTABLISHMENT (SAVE) IN	(AO No. 648-2015)
PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY
(PLDT).

    Case No. NCROO-TSSD-JA-2017-05-001-GO-SOT)

             (Ref. No. NCROO-TSSD-1601-JA-004-PLDT)

                              DOLE-NCR Regional Office

___________________________________________________________________

MANIFESTATION

(Re: Clarificatory Order dated 11 July 2018)

Establishment PHILIPPINE LONG DISTANCE TELEPHONE CO. INC. (“PLDT”), by counsel to this Honorable Office, respectfully states:

1.On 18 July 2018, PLDT, through counsel, received a “Clarificatory Order” issued by this Honorable Office, which states:

“Consistent with the Resolution dated 10 January 2018 and the Resolution dated 24 April 2018, this Office clarifies that pursuant to existing laws, the regularization of workers as a result of the finding of labor-only contracting takes effect by operation of law, and is not subject to any condition.  Any act or condition imposed that frustrates or tends to frustrate the order to regularize is contumacious and shall be dealt with in accordance with law.”

2.With due respect, this Clarificatory Order is irregularly issued, procedurally inappropriate, based on selective and/or biased information, and vague.

I.The Order was irregularly issued (a) apparently, after the Honorable Secretary of Labor and Employment’s meeting with a single interested party in this matter; (b) because it did not account for the fact that the Honorable Secretary’s 10 January 2018 and 24 April 2018 Orders (the “regularization orders”) are final, cannot be modified, and subject to proceedings before the Court of Appeals; (c) despite the fact that it appears to relate to an execution issue, the venue for which is properly before this Honorable Department’s Regional Office.

3. The Clarificatory Order is dated 11 July 2018.  However, even prior to PLDT’s receipt through counsel, an undated version of the Order was shown to media at a press conference immediately following the Honorable Secretary’s meeting with members of an interested party in this matter, PLDT union Manggagawa ng Komunikasyon sa Pilipinas (MKP).

3.1.This was the subject of PLDT’s Manifestation dated 16 July 2018, which indicated that PLDT did not receive a notice calling it to any 11 July 2018 conference, and that PLDT reserved the right to comment on the appropriateness of the Clarificatory Order having been disseminated to the media prior to service on PLDT.

4. Regretfully, because the Clarificatory Order was issued immediately after this meeting with the MKP, it cannot escape the impression that the Order is based entirely on a factual position advocated by the MKP which, as argued further in II below, is inaccurate and misleading.  In all candor, these circumstances also increase PLDT’s concern that it will not receive a fair hearing on this matter before this Honorable Office.

5. If the intent of the Clarificatory Order is to expand, modify or alter the regularization orders, then to that extent it contravenes jurisprudence and established procedure.  Put another way, this Honorable office is bound by the terms of the regularization orders it issued.  As explained by the Supreme Court:

“xxx  Any error in the decision which has not been considered in a timely motion for reconsideration or appeal cannot be impugned when such error becomes apparent only during execution.  This rule applies with more force in the case of the deciding judge who has limited prerogative during execution of the judgment.  For as correctly held by herein public respondent, aside from ordering the enforcement of the dispositive portion of the decision, the trial judge can do nothing about the errors in the ratiocination of the decision or even alter the dispositive portion by mere order issued subsequently to the finality of the decision.”1

6. As this Honorable Office is aware, these regularization orders are currently subject to review by certiorari before the Court of Appeals – not just via a Petition initiated by PLDT, but in several other separate Petitions commenced by almost all of the affected service contractors.  An attempt to modify the regularization orders to address any procedural or substantive vagueness is certainly not an effort that is sanctioned by procedure, and is likely to be viewed unfavorably on judicial review.

7. PLDT also has the understanding that the Clarificatory Order relates to a matter that is subject to execution, which therefore ought to be threshed out in execution proceedings before the DOLE’s National Capital Region (NCR) Regional Office, not before the Honorable Secretary.

7.1. The rule on Execution in DOLE Order No. 183-17, for instance, relates to execution proceedings before the Regional Director, and does not contemplate the issuance of interlocutory, or “clarificatory”, orders, by the Honorably Secretary.

7.2.Indeed, it is unclear how this matter was brought before this Honorable Secretary in the first place, given that as of the date of the Clarificatory Order no returns of service from the DOLE-NCR Sheriff’s office were available (nor at least, made available to PLDT or its counsel).

7.3     The Clarificatory Order makes no such references, nor is premised by circumstances describing that execution of the regularization orders had run into an enforcement problem that necessitated the issuance of any further orders, much less a “Clarificatory” one.  Nor do the terms of the Clarificatory Order justify the extraordinary intervention of the Secretary in a matter that ought to be pending before a subordinate office.

II.To the extent that it is directed against PLDT, the Clarificatory Order – as with the regularization orders before it – appears to be based on selective, biased and anecdotal evidence, from  parties who have not even participated in PLDT’s Intake Process and therefore are unreliable or are not credible to complain about it.

8.  Media reports quoting the Honorable Secretary indicate that PLDT is apparently the object of the Clarificatory Order, as this Honorable Office appears to have concluded that PLDT is defying or disobeying its regularization orders.

9. If this is the conclusion of the Clarificatory Order or this Honorable Office, then with due respect it is wrong.  PLDT has not taken any act to “frustrate or tend to frustrate”  this Honorable Office’s regularization orders.

[1]	Johnson and Johnson (Phils.) vs. Court of Appeals, G.R. No. 102692, 23 Sep 1996; underscoring supplied

10.PLDT has, precisely, commenced an “Intake Process” as a good faith effort to respond appropriately to those regularization orders.

10.1. Any allegation or implication that the Intake Process is intended to frustrate the regularization orders, derives from sources who have not participated in it, or have a vested interest adverse to PLDT, and therefore cannot serve as a reliable basis to complain or conclude that the Intake Process ought to be stopped by this Honorable Office.  MKP itself has encouraged the workers to refuse to participate in the Intake Process.

10.2  To the extent that the Clarificatory Order is premised on these unreliable sources, then it suffers from the same defects as the regularization orders: it is based entirely on a selective, anecdotal and highly biased appreciation of evidence.

10.3  Any orders finding PLDT liable for alleged “contumacious” actions, if based on such defective evidence or factual bases, is regretfully an unjust judgment, and PLDT reserves the right to take corresponding legal steps to assail those orders, both before the courts by judicial review, as well as administratively and in other appropriate fora.

11. PLDT’s Intake Process has several features which show that it is the logical, reasonable, and necessary step in response to the regularization orders.

11.1. For one, they commence with an identification of the individual worker, to determine first and foremost that he is on the regularization list enumerated by this Honorable Office, and second, to ascertain that the person presenting himself or herself as such is indeed the same person on the regularization list.

11.2.   Because of the Clarificatory Order’s vagueness, does it mean to imply that even this very basic and essential step of identifying the proper party, is a “condition imposed that frustrates or tends to frustrate” the regularization orders?

11.3.   The Intake Process also asks the worker to provide information relevant to employment, such as his Social Security, Philhealth, PAG-IBIG, and Tax Identification Number (TIN) details, in a manner that is compliant with the Philippine Data Privacy Act.

11.4.  Because of the Clarificatory Order’s vagueness, does it mean to imply that an attempt to comply with social insurance benefits, income tax withholding regulations, and data privacy rules, is a “condition imposed that frustrates or tends to frustrate” the regularization orders?

11.5.  The Intake Process seeks to establish a baseline medical record for the individual worker, with a request for him to take part in a medical exam.

11.6.  Does the Clarificatory Order hold this against PLDT, given that the medical exam (a) is required of all PLDT employees in order to commence availment of PLDT’s extensive medical benefits; (b) establishes that the worker is physically fit to take on the job; and (c) is also intended to protect the entire population of PLDT employees from communicable diseases?

11.7.  The Intake Process’ job interview is not the same in-depth interview done with job applicants, but rather is intended to ascertain which workplace or worksite is a convenient or appropriate location for the worker, and determine to which work unit he can be assigned.

11.8.  Does the Clarificatory Order completely brush aside the logistics of this exercise and the considerations of operating a company, given the sheer number of workers covered by the regularization orders, and not allow PLDT to at the very least sort through those to be regularized and coordinate their accommodation in an orderly fashion?

12. Put plainly, the Clarificatory Order does not clarify those “acts” or “conditions” that are supposedly objectionable, and instead of clarifying matters simply muddle them some more, with an added layer of due process concerns on the part of PLDT given the circumstances of the Clarificatory Order’s issuance.

12.1. This is also a painful consequence of the abbreviated pre-execution proceedings, wherein these matters could have been better threshed out had not there been a rush to issue a Writ of Execution.

13. Finally, it bears reminding that PLDT reserves all of its rights and remedies under the law, including those raised in its Court of Appeals Petition.

RELIEF

WHEREFORE, foregoing considered, PLDT respectfully moves that this Honorable Office (a) NOTE this Manifestation for the record;  and (b) treat this pleading as a “Motion to Clarify”, as the circumstances warrant.

Such other just and equitable relief is also prayed for.

Makati City for Manila, 24 July 2018.

SIGUION REYNA, MONTECILLO

& ONGSIAKO

Counsel for PLDT Inc.

4th and 6th Floors, Citibank Center

8741 Paseo de Roxas, Makati City

Telephone (632)8100281 / Fax (632)8191498

E-mail: general@srmo-law.com

By:

ROLANDO MARIO G. VILLONCO

PTR NO. 6619107; 5 January 2018, Makati City

IBP No. 020194; 4 January 2018, Makati City

Roll No. 28667, 21 April 1978

MCLE Compliance No. V-0015199, 07 March 2016

/s/Rafael E. Khan

RAFAEL E. KHAN

PTR NO. 6619120; 5 January 2018, Makati City

IBP No. 020053; 4 January 2018, Makati City

Roll No. 41153, 15 April 1996

MCLE Compliance No. V-0026474, 13 February 2018

ARISS N. SANTOS

PTR NO. 6619130; 5 January 2018, Makati City

IBP No. 020063; 4 January 2018, PPLM

Roll No. 48472, 24 March 2003

MCLE Compliance No. V-0015194, 07 March 2016

JONALYN G. PORQUEZ

PTR NO. 6621101; 8 January 2018, Makati City

IBP No. 012644 (LT); 2 April 2014, PPLM

Roll No. 63489, 8 May 2014

MCLE Compliance No. V-00115188, 7 March 2016

/s/Kristine Camille Y. Umali

KRISTINE CAMILLE Y. UMALI

PTR NO. 6619144; 5 January 2018, Makati City

IBP No. 020077; 4 January 2018, Makati City

Roll No. 63377, 7 May 2014

MCLE Compliance No. V-0015198, 07 March 2016

/s/Gabriel Francisco D. Ruaro

GABRIEL FRANCISCO D. RUARO

PTR NO. 6619150; 5 January 2018, Makati City

IBP No. 020080; 4 January 2018, Makati City

Roll No. 70287, 2 June 2017

Admitted to the Bar – 2 June 2017

Copy furnished:

Department of Labor and Employment

National Capital Region

Hon. Ana C. Dione

Regional Director

DOLE-NCR Building

967 Maligaya St.

Malate Manila

Manggagawa Sa Komunikasyon Ng Pilipinas (MKP)

PLDT Rank-and-File Labor Union

MKP Building, 22 Libertad St.

Mandaluyong City

Añonuevo Law Office

Attn:  Atty. Domingo T. Añonuevo

Counsel for MKP

Unit 212 Makati Executive Tower II

Dela Rosa St., Pio del Pilar,

1200 Makati City

Sanidad Viterbo Enriquez & Tan

Attn:  Atty. Arturo Q. Tan

Counsel for MKP

2nd Floor, Eastside Building

No. 77 Malakas Street, Barangay Pinyahan

Diliman, Quezon City

Bureu of Working Conditions

3rd Floor, DOLE Main Building

Muralla cor. Heneral Luna St.,

Intramuros, Manila

Active One Health, Inc.

6th Floor, Port Roys Building

118 Rada St., Legaspi Village

Makati City

AE Researcher Exponents, Inc.

400 J, Delta Building, West Avenue

West Triangle, Quezon City

Archon Consulting and System Services, Inc.

Unit 2307, Cityland Herrera Tower

V.A. Rufino corner Valero St.

Salcedo Village, Makati City

Aremay Enterprises

Rajah Sulayman Bldg., Benavidez St.

Legaspi Village, Makati City

BBS VP-VPN Allied Services Corporation

24 Apt. E. North Sikap St.

Mandaluyong City

Best Options Assistance, Inc.

2F Race Building, 608 Sierra Madre St.

Mandaluyong City

Centennial Technologies and Marketing Corporation

5th Floor, Rose Industries Building

11 Pioneer St., Kapitolyo, District 1

Pasig City

Comworks, Inc.

CWI Corporate Center

1050 Quezon Avenue

Quezon City

Consolidated Management Resources

G/F Archway Bldg., 53 Dagupan Street

San Francisco Del Monte, Quezon City

Consultancy, Outsourcing Recovery And Equivalent

Services (Cores), Inc.

5 Sampaguita St., Alabang

Muntinlupa City

Curo Teknika, Inc.

25th and 26th Floors, Robinsons

Cyberscape Alpha Garnet and

Sapphire Streets, Ortigas Center

Pasig City

Customer Frontline Solutions, Inc.

G/F Business Solutions Center

Meralco Complex, Ortigas Avenue

Pasig City

Diar’s Assistance, Inc.

232 Shaw Boulevard, Mandaluyong City

Digital Solution and Services Incorporated

Unit 809, Bonifacio Residences

612 Boni Avenue, Brgy. Plainview

Mandaluyong City

El Grande Messengerial Services, Inc.

370-372 El Grande Ave., B.F. Homes

Paranaque City

Fastel Services

1637 Antonio Rivera St.

Tondo, Manila

Goodline Staffers and Allied Services, Inc.

123 A. Lake St., cor. Aurora Blvd.

Brgy. Salapan, San Juan City

Hibizcom Corp.

David Bldg., II 567 Shaw Blvd.

Mandaluyong City

Implicare International Mgt. Resources Inc.

58 Jacinto Plaza Building

Unit 9 Amang Rodriguez Ave.

Brgy. Santolan, Pasig City

Information Professionals, Inc.

5F Family Clinic Building

1474 Ma. Clara St., Sampaloc, Manila

Iplus Intelligent Network, Inc.

2nd Floor, Corinthian Plaza Building

121 Paseo de Roxas St., Legaspi Village

Makati City

JFM Installation & Telecom

Services, Inc.

Blk-4 Lot 8, Camella Townhomes I

Putatan, Muntinlupa City

LBP Services Corporation

Unit C and D, 21st Floor, Petron

Mega Plaza, 358 Gil Puyat Avenue

Makati City

M.D. Tambungui Specialists (Mdts), Inc.

18 Wacat St., NS Amoranto

La Loma, Quezon City

Medexxpress – Medford Rx Solution

3F Magnitude Building

186 E. Rodriguez Jr. Avenue

Bagumbayan, Quezon City

Meralco Industrial Engineering

Services Corporation (Miescor)

5/F Renaissance Tower, 1000 Meralco Ave.

Ortigas Center, Pasig City

Mg Exeo Network

7th Floor DPC Place

2322 Pasong Tamo Extension

Makati City

Mirof Resources, Inc.

7th Floor, Philcox Building

172 Salcedo St., Legaspi Village

Makati City

Occupational Dental

Health Care And Services

462 Dr. Sixto Antonio Avenue

Maybunga, Pasig City

PC Tech

6817 H.V. dela Costa St., cor. Ayala Ave.

Makati City

Pointman Placement Specialists, Inc.

Rajah Sulayman Building

Benavidez St., Legaspi Village

Makati City

Proserve Multi-Resources Specialities

4th Floor Northridge Plaza

12 Congressional Ave.

Quezon City

Pro Tek Telcoms Support, Inc.

142 J. Elizalde St., BF Homes

Paranaque City

Searchers and Staffers Corp.

Unit B, 3/F The Lydia Building
#39 Polaris St., Bel-Air
Makati City

Servflex, Inc.

Mezzanine, Don Tim Bldg.

5438 South Superhighway

Bangkal, Makati City

Sitetel Marketing

U910, 9F City State Bldg.

Shaw Blvd, Pasig City

SL Temps

New Solid Bldg., Sen. Gil J.

Puyat Ave., Makati 1200

Metro Manila

Software Laboratories, Inc.

5/F Madrigal Bldg., 6792 Ayala Ave.

Makati City

SPI CRM Inc. (Global Infocom Technologies)

7th Floor, MGO Building, Legaspi cor.

Dela Rosa Streets, Makati City

St. Clair Security Agency

43 Visayas Avenue, Project 8

Quezon City

Tejo Management Service, Inc.

170 Salcedo St., Legaspi Village

San Lorenzo, Makati City

Transbio Incorporated

1856 A. Francisco St., San Andres Bukid

Brgy. 774, Zone 084, Sta. Ana, Manila

Trends And Technologies Service Maintenance, Inc.

Suite 6-D, Trafalgar Plaza, 105 H.V. dela

Costa St., Salcedo Village, Makati City

Trigold Security & Investigation Agency, Inc.

5th Floor A&N Building

9694 Kamagong St., cor. St. Paul St.

Brgy. San Antonio, Makati City

Unison Computer System, Inc.

120 E. Rodriguez Jr. Ave., cor. Ortigas

Ave., Brgy. Ugong, Pasig City

Upsight Construction, Inc.

1277 Estrada St., Malate Manila

We Support, Inc.

25th Floor, Citibank Tower

Paseo de Roxas cor. Villar Streets

Makati City

EXPLANATION

Undersigned counsel is constrained to serve the foregoing Manifestation (Re:  Clarificatory Order dated 11 July 2018) upon the adverse and other parties, by registered mail, personal service being impracticable due to distance, traffic congestion, time constraints, and lack of manpower.

/s/Kristine Camille Y. Umali

KRISTINE CAMILLE Y. UMALI

JULY 25 2018
Product Name	TRACKING	ADDRESSEE	Address1	SENDER	SENDER ADDRESS
Registered pg. 1	AC643220067ZZ	MANGGAGAWA SA KOMUNIKASYON NG PILIPINAS	MKP Bldg., 22 Libertad St., 1550 Mandaluyong City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 2	AC643220075ZZ	ANONUEVO LAW OFFICE	Unit 212 Makati executive Tower II, Dela Rosa St., Pio del Pilar, 1200 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 3	AC643220084ZZ	SANIDAD VITERBO ENRIQUEZ & TAN	2/F Eastside Bldg., No. 77 Malakas St., Brgy. Pinyahan, Diliman, 1101 Quezon City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 4	AC643220098ZZ	ACTIVE ONE HEALTH, INC.	6/F, Port Royal Bldg., 118 Rada St., Legaspi Vill. 1229 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 5	AC643220107ZZ	AE RESEARCH EXPONENTS, INC.	400 J. Delta Bldg., West Ave., West Triangle, 1104 Quezon City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 6	AC643220115ZZ	ARCHON CONSULTING AND SYSTEM SERVICES, INC.	Unit 2307 Citiland Herrera Tower, V.A. Rufino corner Valero Sts., Salcedo Vill., 1227 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 7	AC643220124ZZ	AREMAY ENTERPRISES	Rajah Sulayman Bldg., Benevidez St., Legaspi Vill., 1229 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 8	AC643220138ZZ	BBS VP-VPN ALLIED SERVICES CORP.	24 Apt. E. North Sikap St., 1550 Mandaluyong City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 9	AC643220141ZZ	BEST OPTION ASSISTANCE, INC.	2/F Race Bldg., 608 Sierra Madre St., 1550 Mandaluyong City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 10	AC643220155ZZ	CENTENNIEL TECHNOLOGIES AND MARKETING CORP.	5/F Rose Industries Bldg., 11 Pioneer St., Kapitolyo, District I, 1603 Pasig City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 11	AC643220169ZZ	COMWORKS, INC.	1050 Quezon Ave., 1109 Quezon City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 12	AC643220172ZZ	CONSOLIDATED MANAGEMENT RESOURCES	G/F Archway Bldg., 53 Dagupan St., SFDM, 1105 Quezon City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 13	AC643220186ZZ	CONSULTANCY OUTSOURCING RECOVERY AND EQUIVALENTS, SAMPAGUITA ST., ALABANG, 1780 MUNTINLUPA CITY	58 Highland Drive, Blue Ridge A, Katipunan Ave., 1109 Quezon City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 14	AC643220190ZZ	CURO TEKNIKA, INC.	25th & 26th/Fls. Robinson Cyberscape Alpha Garnet and Sapphire Sts., Ortigas Center 1605 Pasig City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 15	AC643220209ZZ	CUSTOMER FRONTLINE SOLUTIONS, INC.	G/F, Business Solutions Center, Meralco Complex, Ortigas Ave., 1605 Pasig City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 16	AC643220212ZZ	DIAR’S ASSISTANCE, INC.	232 Shaw Boulevard, 1552 Mandaluyong City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 17	AC643220226ZZ	DIGITAL SOLUTION AND SERVICES INCORPORATED	Unit 809, Bonifacio Residences, 612 Boni Ave., Brgy. Plainview, 1554 Mandaluyong City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City

Registered pg. 18	AC643220230ZZ	EL GRANDE MESSENGERIAL SERVICES, INC.	370-372 El Grande Ave., B.F. Homes, 1718 Parañaque City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 19	AC643220243ZZ	FASTEL SERVICES	1637 Antonio Rivera St., Tondo, 1013 Manila City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 20	AC643220257ZZ	GOODLINE STAFFERS AND ALLIED SERVICES, INC.	123 A. Lake St., Cor. Aurora Blvd., Brgy. Salapan, 1550 San Juan City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 21	AC643220265ZZ	HIBISCOM CORP.	David Bldg., 11 567 Shaw Blvd., 1552 Mandaluyong City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 22	AC643220274ZZ	IMPLICARE INTERNATIONAL MGT. RESOURCES, INC.	58 Jacinto Plaza Bldg., Unit 9 Amang Rodriguez Ave., Brgy. Santolan, 1610 Pasig City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 23	AC643220288ZZ	INFORMATION PROFESSIONALS, INC.	5/F Familay Bldg., 1474 Ma. Clara St., Sampaloc 1008 Manila City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 24	AC643220291ZZ	iPLUS INTELLIGENT NETWORK, INC.	2/F Corinthian Plaza Bldg., 121 Paseo de Roxas St., Legaspi Vill., 1229 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 25	AC643220305ZZ	JMF INSTALLATION & TELECOM	Blk4 Lot 8 Camella Townhomes I, Putatan, 1772 Muntinlupa City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 26	AC643220314ZZ	LBP SERVICE CORPORATION	Unit C and D, 21st Floor, Petron Mega Plaza, 358 Gil Puyat Ave., 1220 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 27	AC643220328ZZ	M.D. TAMBUNGUI SPECIALISTS (MDTS) INC.	18 Wacat St., A.S. Amoranto, La Loma 1114 Quezon City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 28	AC643220331ZZ	MEDEXXPRESS-MEDFORT RX SOLUTION	3/F Magnitude Bldg., 186 E. Rodriguez Jr. Ave., Bagumbayan 1110 Quezon City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 29	AC643220345ZZ	MERALCO INDUSTRIAL ENGINEERING (MESCOR)	5/F Renaissance Tower, 1000 Meralco Ave., Ortigas Center 1605 Pasig City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 30	AC643220359ZZ	MG EXEO NETWORK	7/F DPC Place, 2322 Pasong Tamo Ext., 1231 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 31	AC643220362ZZ	MIROF RESOURCES, INC.	7/F Philcox Bldg., 172 Salcedo St., Legaspi Vill. 1229 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 32	AC643220376ZZ	OCCUPATIONAL DENTAL HEALTH CARE SERVICES	462 Dr. Sixto Antonio Ave., Maybunga 1607 Pasig City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 33	AC643220380ZZ	PC TECH	6817 H.V. Dela Costa St., cor. Ayala Ave., 1227 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 34	AC643220393ZZ	POINTMAN PLACEMENT SPECIALISTS, INC.	Rajah Sulayman Bladg., Benavides St., Legaspi Vill., 1229 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 35	AC643220402ZZ	PROSERVE MULTI-RESOURCES SPECIALITIES	4/F Northridge Plaza, 12 Congressional Ave., 1107 Quezon City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 36	AC643220416ZZ	PRO TEK TELCOMS SUPPORT, INC.	142 J. Elizalde St., B.F. Homes 1720 Parañaque City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 37	AC643220420ZZ	SERCHERS AND STAFFERS CORP.	Unit b, 3/F The Lydia Bldg., 39 Polaris St., Bel Air 1209 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 38	AC643220433ZZ	SERVFLEX, INC.	Mezzanine, Don Tim Bldg., 5438 South Superhighway, Bangkal, 1233 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City

Registered pg. 39	AC643220447ZZ	SITETEL MARKETING	U 910, 9/F City State Bldg., Shaw Blvd., 1603 Pasig City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 40	AC643220455ZZ	SL TEMPS	New Solid Bldg., Sen. Gil Puyat Ave. 1200 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 41	AC643220464ZZ	SOFTWARE LABORATORIES, INC.	5/F Madrigal Bldg., 6793 Ayala Ave., 1227 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 42	AC643220478ZZ	SPI CRM INC. GLOBAL INFORCOM TECHNO.	7/F MGO Bldg., Legaspi cor. Dela Rosa St., 1229 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 43	AC643220481ZZ	ST. CLAIR SECURITY AGENCY	43 Visayas Ave., Project 8, 1106 Quezon City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 44	AC643220495ZZ	TEJO MANAGEMENT SERVICES, INC.	170 Salcedo St., Legaspi Village, San Lorenzo, 1229 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 45	AC643220504ZZ	TRANSBIO INCORPORATED	1856 A. Francisco St., San Andres Bukid, Brgy. 774, Zone 084 Sta. Ana, 1009 Manila City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 46	AC643220518ZZ	TRENDS AND TECHNOLOGIES SERVICES, INC.	Suite 6-D, Trafalgar Plaza, 105 H.V. Dela Costa St., Salcedo Vill., 1227 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 47	AC643220521ZZ	TRIGOLD SECURITY & INVESTIGATION AGANCY INC.	5/F A&N Bldg., 9694 Kamagong St., cor. St. Paul Sts., Brgy. San Antonio, 1203 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 48	AC643220535ZZ	UNISON COMPUTER SYSTEM, INC.	120 e. Rodriguez Jr. cor. Ortigas Ave., Brgy. Ugong, 1605 Pasig City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 49	AC643220549ZZ	UPSIGHT CONSTRUCTION, INC.	1277 Estrada St., Malate 1004 Manila City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City
Registered pg. 50	AC643220552ZZ	WE SUPPORT, INC.	25/F Citibank Tower, Paseo de Rozas cor. Villar Sts., 1226 Makati City	SIGUION REYNA LAW OFFICE	4/F Citibank Center, Makati City

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Florentino D. Mabasa, Jr.
Name	:	Florentino D. Mabasa, Jr.
Title	:	First Vice President and Assistant Corporate Secretary

Date:  July 27, 2018